SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 1, 2022

VIA EDGAR

Mr. David L. Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 33 to the Registration Statement on
Form N-1A of BlackRock Long-Horizon Equity Fund.

Dear Mr. Orlic:

On behalf of BlackRock Long-Horizon Equity Fund (the “Fund”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 34 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on March 1, 2022.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by David L. Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 14, 2022 regarding the Fund’s Post-Effective Amendment No. 33 to its Registration Statement filed with the Commission on December 30, 2021. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 1, 2022

General

Comment 1:     Please provide the Staff with completed performance information at least one week prior to effectiveness of the registration statement.

Response:    Completed performance information was provided supplementally to the Staff on February 24, 2022.

Comment 2:    Please confirm to the Staff supplementally that the Investor B Shares of the Fund are no longer offered or outstanding.

Response:    The Fund supplementally confirms that the Investor B Shares of the Fund are no longer offered or outstanding.

Prospectuses: Fund Overview—Key Facts About BlackRock Unconstrained Equity Fund—Fees and Expenses of the Fund

Comment 3:    The Staff notes the reference to the fee waiver in footnote 3. Please confirm that the fee waiver is not subject to recoupment.

Response: The Fund confirms that the referenced fee waiver is not subject to recoupment.

Comment 4:     The Staff notes that footnote 4 to the fee table states as follows: “Other Expenses have been restated to reflect current fees.” Please explain supplementally the reason for the restatement of Other Expenses.

Response:    The Fund’s total expenses, as shown in the Fund’s Financial Highlights for the fiscal year ended April 30, 2021, are inclusive of non-recurring expenses of proxy costs accrued during the period. Other Expenses were restated to reflect the expected proxy costs to be accrued by the Fund during the fiscal year ending April 30, 2022 in lieu of those non-recurring expenses accrued during the prior fiscal year.

Prospectuses: Fund Overview—Key Facts About BlackRock Unconstrained Equity Fund—Principal Investment Strategies of the Fund

Comment 5: Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test.

Response:     The Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

March 1, 2022

Prospectuses: Principal Risks of Investing in the Fund

Comment 6:     The Staff notes that the risk factors are in alphabetical order. Please change the order of the risk factors so that the most prominent or significant risks of investing in the Fund are listed toward the beginning of the risk factors. Please refer to ADI 2019-08.

Response:     The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

Comment 7: The Staff notes that ESG Screening Risk is listed in the principal risks but there is no reference to ESG in the principal investment strategies. Please consider adding ESG screening to the principal investment strategies to align with the principal risk factors.

Response: The Fund notes that detail regarding ESG screening criteria is included in the section of the Fund’s Prospectuses entitled “Details About the Fund—How the Fund Invests—Investment Process.” The Fund will revise the principal investment strategies in the Amendment to include detail regarding ESG screening criteria.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jason Rosenthal
Andrew M. Friedman